UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

One Stop Systems, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

68247W109

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL PARTNERS, LLC

1717 Arch Street, Suite 3740

Philadelphia, PA 19103

(215) 399 5402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68247W109

1	NAMES OF REPORTING PERSONS: Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,099,899 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,099,899 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,099,899 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 68247W109

1	NAMES OF REPORTING PERSONS: Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,099,899 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,099,899 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,099,899 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): HC

CUSIP No. 68247W109

1	NAMES OF REPORTING PERSONS: Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,099,899 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,099,899 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,099,899 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IA

CUSIP No. 68247W109

1	NAMES OF REPORTING PERSONS: Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,099,899 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,099,899 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,099,899 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IN

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.0001 per share (the “Shares”), of One Stop Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2235 Enterprise Street #110, Escondido, California 92029.

Item 2. Identity and Background.

(a)	This statement is filed by:

i.	Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), with respect to the Shares directly owned by it;

ii.	Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), as the general partner of HCPF;

iii.	Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), as the investment manager of HCPF; and

iv.	Joseph M. Manko, Jr. (“Mr. Manko”), as the Managing Member of each of HCP and HCM.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of the principal office of each of the Reporting Persons is 1717 Arch Street, Suite 3740, Philadelphia, PA 19103.

(c)

The principal business of HCPF is purchasing, holding and selling securities for investment purposes. The principal business of HCP is serving as the general partner of HCPF. The principal business of HCM is serving as the investment manager of HCPF. The principal occupation of Mr. Manko is serving as the managing member of HCP and HCM.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Manko is a citizen of the United States of America.

Item 3. Source and Amounts of Funds or other Consideration.

The Shares purchased by HCPF were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 1,099,899 Shares beneficially owned by HCPF is approximately $2,465,413, including brokerage commissions.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, becoming a member of the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), corporate governance, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,543,024 Shares outstanding, as of July 31, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

A. HCPF

(a)	As of the close of business on November 3, 2023, HCPF beneficially owned 1,099,899 Shares.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,099,899

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,099,899

(c)	The transactions in the Shares by HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. HCP

(a)	As the general partner of HCPF, HCP may be deemed the beneficial owner of the 1,099,899 Shares owned by HCPF.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,099,899

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,099,899

(c)

HCP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. HCM

(a)	As the investment manager of HCPF, HCM may be deemed the beneficial owner of the 1,099,899 Shares owned by HCPF.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,099,899

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,099,899

(c)

HCM has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Mr. Manko

(a)	As the Managing Member of each of HCP and HCM, Mr. Manko may be deemed the beneficial owner of the 1,099,899 Shares owned by HCPF.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,099,899

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,099,899

(c)

Mr. Manko has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 24, 2023, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated October 24, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated: November 3, 2023	HORTON CAPITAL PARTNERS FUND, LP

	By:	Horton Capital Partners, LLC, its General Partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

HORTON CAPITAL PARTNERS FUND, LP

Purchase of Common Stock	6,803	$1.92	9/5/2023
Purchase of Common Stock	12,711	$1.91	9/6/2023
Purchase of Common Stock	10,937	$1.88	9/7/2023
Purchase of Common Stock	2,850	$1.86	9/8/2023
Purchase of Common Stock	6,377	$1.81	9/11/2023
Purchase of Common Stock	2,600	$1.82	9/12/2023
Purchase of Common Stock	3,400	$1.77	9/13/2023
Purchase of Common Stock	13,677	$1.81	9/26/2023
Purchase of Common Stock	8,527	$1.87	9/27/2023
Purchase of Common Stock	1,859	$1.86	9/28/2023
Purchase of Common Stock	6,356	$1.86	9/29/2023
Purchase of Common Stock	3,967	$1.88	10/2/2023
Purchase of Common Stock	2,582	$1.92	10/3/2023
Purchase of Common Stock	693	$1.94	10/4/2023
Purchase of Common Stock	2,475	$1.96	10/5/2023
Purchase of Common Stock	4,542	$2.03	10/6/2023
Purchase of Common Stock	5,321	$2.02	10/9/2023
Purchase of Common Stock	18,100	$2.00	10/9/2023
Purchase of Common Stock	3,432	$2.06	10/10/2023
Purchase of Common Stock	4,198	$2.12	10/11/2023
Purchase of Common Stock	5,403	$2.06	10/12/2023
Purchase of Common Stock	19,560	$2.06	10/13/2023
Purchase of Common Stock	6,937	$2.06	10/16/2023
Purchase of Common Stock	3,534	$2.07	10/17/2023
Purchase of Common Stock	10,312	$2.07	10/18/2023
Purchase of Common Stock	15,381	$2.04	10/19/2023
Purchase of Common Stock	15,197	$1.97	10/20/2023
Purchase of Common Stock	2,428	$1.96	10/23/2023
Purchase of Common Stock	4,595	$1.96	10/24/2023
Purchase of Common Stock	47,319	$1.95	10/25/2023
Purchase of Common Stock	4,039	$1.99	10/26/2023
Purchase of Common Stock	3,948	$2.03	10/27/2023
Purchase of Common Stock	5,069	$2.03	10/30/2023
Purchase of Common Stock	6,700	$2.02	10/31/2023
Purchase of Common Stock	2,879	$2.02	11/1/2023
Purchase of Common Stock	1,416	$2.10	11/2/2023